March 1, 2017

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:    Office of Filings, Information & Consumer Services

RE:    Global X Funds ("Trust") File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 424

Ladies and Gentlemen:

Enclosed for filing pursuant to Rule 485(b) under the Securities Act of 1933 is one copy of the Post-Effective Amendment No. 424 to the Trust's Registration Statement on Form N-1A ("Amendment").

No fee is required in connection with this filing. If you have any questions relating to this filing, please do not hesitate to contact me at (704) 806-2387.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
General Counsel